Brooklyn, NY, USA www.happynestapp.com info@myhappynest.com (646) 248-0979

June 3, 2021

Securities and Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	HappyNest REIT, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment No. 2

Filed May 4, 2021

File No. 024-10928

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) by HappyNest REIT, Inc. (the “Company”) in response to the staff’s letter of May 19, 2021 with respect to the Company’s Post Qualification Offering Statement Amendment No. 2 (the “Amendment”).

Each of the staff’s comments is set forth below, followed by the Company’s response.

Post Qualification Amendment No. 2 Filed May 4, 2021

General

1.	We note your response to comment 1. It appears that you are able to reject or suspend accepting subscriptions "only by completely suspending the App." This appears inconsistent with the last 2 paragraphs on page 131. Please revise to reconcile the apparent inconsistency.

Response:

The Company has revised to disclose the current technological limitations that limit our ability to suspend the offering. We will disclose any changes to the Company’s technology capabilities in an offering circular supplement or post-qualification amendment, as appropriate.

Cover Page

2.	We note your response to comment 2 regarding "the most recent publicly announced purchase price." Please disclose that you will make any change to NAV in an offering circular supplement or post-qualification amendment, as appropriate.

Response:

The Company has revised to clarify that we will make any changes to NAV in an offering circular supplement or post-qualification amendment, as appropriate.

Risk Factors, page 26

1.	Please add a risk factor to address the potential violation of Section 5 of the Securities Act due to your failure to file a post-qualification amendment pursuant to Rule 252(f)(2). Please also disclose the number of securities sold between July 30, 2020 and the date that you began segregating investor funds, and separately disclose the amount of investor funds that you reserved after you began segregating investor funds.

Response:

The Company has revised to add a risk factor to address the potential violation of Section 5 of the Securities Act, and has disclosed the amount of securities sold between July 30, 2020 and the date of this offering.

MD&A
Results of Operations, page 95

2.	We note you disclose meeting your minimum offering amount of $300,000 (not including $200,000 from your Sponsor) on June 10, 2020. Whereas other filings, including your offering circular supplement filed May 1, 2020, disclose that you met your minimum offering amount on April 24, 2020. Please clarify the initial closing date of your offering, as well as its relationship to your $250,000 investment through CPI Fremont Three, LLC on April 24, 2020.

Response:

The Company has revised to clarify that it met the minimum offering amount of $300,000 on April 24, 2020, and has updated the Management Discussion and Analysis section of the Amendment to reflect such information.

If you have any questions, please contact the undersigned or our counsel Morris DeFeo, Jr at Herrick, Feinstein LLP at (212) 592-1463.

Sincerely,

Jesse Prince
cc:	Morris F. DeFeo, Jr.

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